Cruises are exciting new travel option on Points.com

TORONTO, July 12, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world’s leading reward-management portal, Points.com—is pleased to announce the addition of CruisePoints to the list of reward programs participating on Points.com.

“We are very pleased to be working with CruisePoints,” said Points International President Christopher Barnard. “High rates of growth and customer retention make the cruise industry a logical direction in which for Points International to expand, and CruisePoints is a program and product that will be fine additions to the portfolio of reward programs available to Points.com members.”

“Points.com is a tremendous venue for CruisePoints and we’re very excited about the launch,” said John R. Rowley, CEO of International Cruise & Excursions, Inc. (ICE). “Being able to apply points from other loyalty programs to CruisePoints lets consumers take advantage of our tremendous savings on cruises, resorts and experiential vacations. Our partnership with Points.com combines ICE’s proven products with the convenience and reliability of Points.com. We’re expecting spectacular things to result.”

“We couldn’t ask for a better partner in getting CruisePoints to consumers than Points.com,” said Mark Wilson, ICE’s senior vice president of marketing and account management. “People coming to us through the Points.com website will already have an understanding of the value and benefits of points and loyalty programs and will be indicating an interest in travel - all of which makes the CruisePoints product ideal for them.”

CruisePoints is already integrated with Points.com, so CruisePoints members can register their accounts and begin managing them immediately. Points International and ICE expect to expand the scope of the partner relationship over the remainder of this year.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group’s Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

About CruisePoints

CruisePoints, from International Cruise & Excursions, Inc. (ICE) is a new cruise and travel loyalty program available to any consumer. CruisePoints members can earn and redeem CruisePoints on more than 40 of the leading cruise lines in the world, as well as an extensive selection of leading resort, tour and vacation providers.

Website: http://www.cruisepoints.com

For more information contact:

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com;

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com